Exhibit (a)(5)(B)

CA Technologies Completes Acquisition of Rally Software

NEW YORK, July 8, 2015 — CA Technologies (NASDAQ: CA) today announced it has completed the acquisition of Rally Software Development Corp. (NYSE: RALY), a leading provider of Agile development software and services. The close of this acquisition represents a significant milestone in CA’s strategy, broadening its solution set and capabilities to better serve customers driving digital transformation in their organizations to compete in today’s application economy.

With the completion of the transaction, Tim Miller, Rally’s Chairman and Chief Executive Officer, becomes a General Manager reporting into CA’s Chief Product Officer.  The Rally organization and leadership team will continue to report directly to Miller.

Under the terms of the agreement, CA is paying $19.50 per share, which equates to approximately $480 million, net of cash acquired. CA will provide additional financial detail regarding full year Fiscal 2016 guidance when it reports first quarter earnings on July 23, 2015. Rally shares will no longer be listed for trading on the NYSE stock market.

About CA Technologies

CA Technologies (NASDAQ: CA) creates software that fuels transformation for companies and enables them to seize the opportunities of the application economy. Software is at the heart of every business in every industry. From planning, to development, to management and security, CA is working with companies worldwide to change the way we live, transact, and communicate — across mobile, private and public cloud, distributed and mainframe environments. Learn more at www.ca.com.

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Legal Notices

Copyright © 2015 CA, Inc. All Rights Reserved. All trademarks, trade names, service marks, and logos referenced herein belong to their respective companies.

CA Technologies Contacts:

Jennifer Hallahan	Michael Bauer
Corporate Communications	Investor Relations
(212) 415-6924	(212) 310-6276
jennifer.hallahan@ca.com	michael.bauer@ca.com

Saswato Das
Corporate Communications
(646) 710-6690
saswato.das@ca.com

Rally Contacts:

Leslie Marcotte	Jeff Cooper
Public Relations	Investor Relations
(720) 446-4926	(720) 446-4914
lmarcotte@rallydev.com	ir@rallydev.com